Filed Pursuant To Rule 433
Registration No. 333-167132
November 2, 2010
Transcript of Conversation Posted on Argyle Executive Forum Website
JASON REDLUS: What is the World Gold Council?
JUAN CARLOS ARTIGAS: The World Gold Council (WGC) is an international market development organization for the gold industry. Our goal is to advance the knowledge and understanding of gold and with programs that range from jewelry to investment to the application of gold in technology, we are the first source of opinion and research for those wanting to learn about gold and its many uses.
Besides jewelry, investment and technology, there is a fourth sector, which we call the official sector and promotes the use of gold as a core component of central bank reserve asset management. Within the investment sector, there are two parts to it. One element is proprietary research. We produce high quality research that supports the case for gold as an asset class. It’s research that investors can use to make decisions about why and how to invest in gold.
The other aspect of the investment sector is investment vehicle initiatives. We are not a financial institution creating investment vehicles as an end to itself, but rather, the initiatives we carry out are aimed at lowering entry barriers for investors to access the market. That’s why, for example, the WGC—through World Gold Trust Services, a wholly owned subsidiary—sponsored and launched what has become the largest gold backed ETF in the world: GLD, to make access to gold easier for a greater number of people.
How specifically is gold considered an asset class?
It almost sounds philosophical, right? “Asset class”—what does that mean? Usually, people refer to an asset class as group of assets or securities that have characteristics in common and may behave similarly given certain economic conditions. For example, you have equities and you have fixed income. Within fixed income one could also differentiate between various asset-class categories, like government or corporate debt, mortgages, etc. You also have commodities which share certain things in common. When I worked in fixed income, there was a push to make volatility an asset class; in other words, using volatility not only as a byproduct of fixed income assets you own, such as bonds or swaps, but as an instrument that actually allows you to express views directly using volatility instruments such as options. In the same way, we consider gold as an asset class because even though it’s generally categorized as a commodity, it’s also much more. It’s part luxury consumption, part commodity and part financial asset—in particular, it serves as a currency.
So what does that mean? It basically means that gold stands by itself. You can put it with other commodities, but it doesn’t necessarily behave like other commodities. The supply and demand economics are extremely different from any other commodity. Most commodities tend to be far more industrial-based and therefore are more linked to the business cycle. In gold, there is demand from jewelry, demand from investment and demand for its uses in technology. Supply may come from mining, but it also comes from recycled gold and, traditionally, from central banks although, since the second quarter of 2009, central banks have become net buyers rather than net sellers. Because there are so many uses and sources, gold is a very diversified asset, which makes it different from anything else. This is why it’s our job to help investors understand that gold has a role to play in their portfolios. We’ve done a lot of studies which show that adding gold to a portfolio allows investors to get better returns for the same amount of risk or lower.
If a portfolio of an institution is fixed, meaning that if it adds gold, it has to take something away, what does gold most frequently compete with?
Theoretically, it’s not that gold is really competing with anything else directly. It’s an asset class that belongs in a portfolio, and therefore, what you are trying to do is optimize the asset classes that you have. We’ve found in the studies we’ve written that optimal allocations to gold may vary anywhere from 2-to-10% depending on the risk tolerance of an investor. In some of the more conservative portfolios, in the sense that they have a higher percentage of fixed income, it’s not really taking away from one or the other. It’s just that you have this portion of gold that, if you didn’t have it, you may not be able to reach the same level of optimality, meaning higher returns for the same amount of risk. Say you have an 8 or 9% allocation to gold, it may be partly coming from the equity side and partly coming from the commodity side. It’s just re-optimizing, introducing a new asset with very unique characteristics. It is not going to be a fixed income, because it’s not a fixed income. It is part commodity but it’s not only a commodity. It’s certainly not a hedge fund.
That’s the theoretical perspective. Now, in practical terms, we’ve seen that some people who own cash may want to put some of it into gold. In the end, it’s part financial asset working as a currency and hard asset. Gold is a very liquid, deep market. So, in that sense, some people may be putting part of their fixed income or cash allocation into gold. Some others may look at it as an alternative currency. We’ve also seen people who have allocations to alternative assets and they are placing part of that allocation into gold. There are also cases of people with generic commodities allocations who are switching from a general commodity index to commodities and gold as separate categories.
Who within the investor community is your message most resonating with?
In general, a broad set of investors are buying. We have statistics that show how much gold is acquired, but it’s not straightforward to account for all because part of the transactions in the gold market are made over the counter. It’s hard to know for sure unless you’re sitting at the investment bank that is actually selling those products. Having exchange traded funds such as GLD allows us to partly see who is holding gold, for example, using public information contained in the 13F filings with the SEC. People have been focusing quite a bit on the ETF market but the ETF market is just a fraction of the entire gold market. There are around 166,000 tonnes (or metric tons) of gold on the surface of the planet. Around fifty percent of that is in jewelry form. About 17% is held by central banks and about 18% is held by investors, whether institutional or individual. So between investors and central banks, you have almost 35% of total gold holdings—that’s about 58,000 tonnes of gold. Out of that, only around 2,000 tonnes are held in gold-backed ETFs. ETFs have been important drivers of demand, but they are just one portion of the pie.

But while it’s not straightforward to see exactly who is buying, there are some indications of trends. Institutional investors, especially pension funds and endowments, are either increasing their allocations to gold or they’re starting to look to gold as an alternative asset which they hadn’t considered before. For example, Texas Teachers has a GLD holding that’s filed with the SEC, so people know that they’ve had a position for some time now. Similarly, Notre Dame, and other various endowments, foundations and pension funds have added allocations to gold as well. You also have a lot of individuals who are increasing their allocation. I think there’s definitely a role for pension funds to start being more active into the market. It hasn’t been as widespread as it potentially can be.
You used to cover sovereign debt for Latin America. How does gold compare with some of the more investment-grade fixed income assets? And how does U.S. demand compare with what you’ve noticed in other countries?
One of the things I used to do was U.S. fixed-income strategy, something called cross-sector strategy. I looked at interactions between different asset classes—corporates, agencies, MBS. Then I started to focus more on emerging markets and in particular Latin America. So I always had a very macro-oriented perspective. When I came to the gold industry, it was almost like a leap of faith because I was coming from an area that I thought was extremely macro and broad into gold, something that I originally thought was going to be a very specialized, unique asset class. What has not stopped surprising me yet is that gold is actually a very macro asset because it interacts with so many things in different points in time. You have to be aware of things that are happening all around the world and in many different assets to understand what is happening to the gold market.
Following up on your question, gold doesn’t compete with emerging markets as an asset class. Actually, the bull run that gold is experiencing started in 2001, meaning that the gold price has been slowly but surely rising over the past nine years. There have been fluctuations, but all in all, it’s been a consistent and moderate appreciation. During this period, part of the increase in the price of gold can be linked to growth in emerging markets. In terms of the demand for gold, over the past five years, on average, about 61% has come from jewelry, 26% has come from investment, and about 13% comes from technology. Within jewelry, for example, about 25% comes from India, 23% comes from China, and about 15-to-20% comes from the Middle East. As those countries grow, and the average wealth for the individual increases, that will affect purchasing power, including consumption of luxury goods such as gold. In India, there’s a lot of religious and cultural affinity to gold, which is why it’s one of the preeminent gold buyers in the world. China also is a very important part of the story, because China is consuming so many things and growing at such a high rate. I’m not just talking about jewelry. You also have investment embedded into China and India. The emerging market story is definitely a positive one for the gold industry.
How was the 61% demand from jewelry affected by the economic downturn?
Jewelry used to be a larger portion of the pie. The five-year average ending in 2009 was 61%. If you remove 2008 and 2009 from that equation, the average for jewelry consumption would be more like 68-to-70%, and investment was more like 20%. In the first half of 2009, jewelry consumption came down as a byproduct of the economic recession. However, during the first quarter of 2010, the share of jewelry as a percentage of total demand was in line with the long-term trend. Subsequently, investment overtook jewelry in the second quarter of 2010. So there’s fluctuation depending on the conditions. What’s interesting is that the combination of so many factors that affect the different sources of demand and supply allows the gold market to behave in the way it does. In 2008, for example, the price of gold went up by 4% when most other assets other than treasuries tanked, and it “only” went up by 4% because part of jewelry consumption came down while other aspects of the gold market remained supportive. In the end, all these interactions among the components of supply and demand make gold a very consistent diversifier.
Historically, how has gold performed?
The early 1980s, and in particular between 1979 and 1981, were some of the most extreme years for gold, during which the price spiked in a very short period of time. However, emerging markets, such as India and China were not what they are now, and supply and demand dynamics were very different. Supply from miners was different and the investment market wasn’t as accessible. At that time, in a period of a few weeks, the price of gold went up from 600 to 850 dollars an ounce against the backdrop of geopolitical uncertainty (such as the Iran-Iraq war) and high inflation, and then it came down substantially. After that and during the 1990s gold had a secular kind of bear market that steadily declined. Things were quite different then, however. European central banks were selling quite a bit of gold and miners had also found a lot of gold reserves, while South Africa was the dominant force of gold mine production. The picture is very different nowadays. Central banks as a whole have turned small net buyers and mine production is still lower than what it was 10 years ago, despite the price increases. This is due in part due to higher production costs as well as fewer number of discoveries. Production is also more diverse and less concentrated in one country. China and India are key gold markets and their growth potential remains important. Investment demand is solid and new vehicles, such as ETFs, have made it easier for investors to access the market.
Any final thoughts on investing in gold?
Gold has an important role to play in an investment portfolio, especially for long-term investors such as pension funds, endowments or foundations. It offers portfolio diversification during economic expansion but also in a recession. Not too many assets can say that. Gold also lowers risk because it’s extremely liquid. It allows a portfolio manager to lower the value at risk, which will help protect the tail risk if a negative market event takes place. Finally, there’s wealth preservation, in the form of currency hedge and inflation hedge. In a globalized economy, you’re buying, importing and traveling quite a bit. Even if you don’t foresee inflation, there are risks with respect to the dollar that need to be taken into consideration. Gold can serve as a hedge against that as well.

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